Exhibit 20

          Merrimac Reports Third Quarter and Nine Months 1998 Sales and
       Earnings; Plans Restructuring Charge and Reaffirms Stock Repurchase
                                     Program


West Caldwell, N.J., November 13, 1998: Merrimac Industries, Inc. (Amex: MRM) results for the third quarter and nine months of 1998 reflect increases in sales volume and nine months earnings.

Third quarter 1998 sales of $5,121,000 increased 2.7% over sales in the third quarter of the prior year of $4,984,000. Net income decreased $102,000 or 29.1% to $248,000 for the third quarter of 1998 compared to 1997. Diluted net income per share was $.14, a decrease of $.05 or 26.3%, compared to the diluted per share amount of $.19 reported for the third quarter of the prior year on a similar number of weighted average diluted common shares outstanding in both years.

For the first nine months of 1998 sales of $16,487,000 increased 15.7% over prior year nine-month sales of $14,245,000. Net income increased 7.8% to $1,084,000 compared to $1,006,000 reported in the first nine months of 1997, and diluted net income per share increased to $.59, up 3.5% compared to diluted net income per share of $.57 reported in the first nine months of the prior year.

The diluted weighted average number of common shares outstanding increased by 63,000 shares or 3.6% for the first nine months compared to the first nine months of the prior year. The increase resulted from common stock issued during the second half of 1997 and first half of 1998 from the exercise of stock options and the sale of common stock from its treasury.

Chairman and CEO Mason N. Carter commented: "Technology reinvestment exceeding $700,000 continues at a record pace more than doubling from last year. Multi-Mix(TM) Microtechnology, a proprietary 3-dimensional microwave packaging technology, has recently appeared in important electronics industry trade publication articles and is featured on the cover of the November issue of Microwave Journal, a leading RF/Microwave industry publication. Customer response to our new products has been extremely positive.

"Multi-Mix(TM) is a unique packaging technology that provides for the integration of a variety of different types of functionality by combining several components creating an MMFM(TM) (Micro Multi-Function Module), that provides customers with what they want, which is a 'total integrated packaging solution'. It is based on a platform strategy that provides predesigned modules that combine the benefits of standard and custom design. During this development process, we have emphasized the need for technology innovation, process excellence and market focus. This successful effort provides us with an enabling technology that meets and exceeds customer requirements. "Multi-Mix(TM) adds tremendous capability and dimension for our key account customers. Beyond our traditional components business we are successfully involved with subassembly and subsystem applications. This allows us to provide per unit value many times our historic average. Multi-Mix(TM) is creating a new business model establishing diversification into high growth commercial market segments.

"Within our core product technology, we have been notified by the US Patent Office that our patent application for a 15GHz bi-phase modulator has been allowed and that we will be receiving a patent for that design. This proprietary design, nicknamed the 'flatliner' for its outstanding performance, has application in space and Ku band frequency applications."

The Company entered the fourth quarter of 1998 with a backlog of $6.4 million, a decrease of $3.7 million or 37% from the same time last year. Major satellite and defense customers continued to defer purchases as a result of delays in certain programs. Management of the Company believes that many of the satellite constellation programs that have been delayed may resume and translate into orders during the remainder of 1998 and continue positively into 1999. Customer requests for design work are on the increase and are currently under development utilizing the Company's proprietary Multi-Mix(TM) Microtechnology. This technology provides greater per unit content and enables the Company's entry into new markets for increased order opportunities.

Because of the current weakness in orders, the Company is preparing to layoff approximately 15% of its workforce and to offer early retirement packages to certain employees during the fourth quarter of 1998. The Company plans to report a restructuring charge in the fourth quarter of 1998 of approximately $200,000 before taxes for the reduction in workforce and voluntary early retirements. The saving in costs for future fiscal years from this restructuring should approximate at least $800,000 annually, depending upon the number of employees accepting early retirement. The Company further estimates that sales will decline for the fourth quarter 1998, as a result of the decline in backlog for the previous quarters, and it expects to report an operating loss before the restructuring charge. Mr. Carter commented: "This restructuring will allow for greater focus and emphasis on the growth segments of our business. Management is taking appropriate action to right-size the business given current market conditions."

The Board of Directors of Merrimac Industries, Inc. reaffirms the stock repurchase program, whereby the Company has been authorized to repurchase up to 100,000 shares, from time to time, depending on market conditions.

Certain statements in this news release are forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed from time to time with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 160 co-workers in the design and manufacture of components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for communications, defense and aerospace applications. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                  Fax:                  (973) 882-5989
         Chairman and CEO                 Email:           mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202  Internet: http://www.merrimacind.com


Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com.

                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations
                                   (Unaudited)

                                                                               Quarter Ended
                                                                        October 3        September 27
                                                                           1998                1997
                                                                  --------------------------------------

Net sales                                                                 $5,121,000         $4,984,000
Gross profit                                                               2,269,000          2,249,000
Selling, general and administrative expenses                               1,675,000          1,546,000
Research and development                                                     282,000            162,000
Income before income taxes                                                   349,000            564,000
Provision for income taxes                                                   101,000            214,000
Net income                                                                   248,000            350,000

Net income per common share - basic                                             $.14               $.21
Net income per common share - diluted                                           $.14               $.19

Weighted average number of shares outstanding - basic                      1,783,000          1,694,000
Weighted average number of shares outstanding - diluted                    1,806,000          1,807,000


                                                                             Nine Months Ended
                                                                        October 3        September 27
                                                                           1998                1997
                                                                  --------------------------------------

Net sales                                                                $16,487,000        $14,245,000
Gross profit                                                               7,386,000          6,534,000
Selling, general and administrative expenses                               5,033,000          4,650,000
Research and development                                                     746,000            344,000
Income before income taxes                                                 1,673,000          1,611,000
Provision for income taxes                                                   589,000            605,000
Net income                                                                 1,084,000          1,006,000

Net income per common share - basic                                             $.62               $.60
Net income per common share - diluted                                           $.59               $.57

Weighted average number of shares outstanding - basic                      1,759,000          1,680,000
Weighted average number of shares outstanding - diluted                    1,831,000          1,768,000



Note: The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend which became effective June 5, 1998.